================================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                     FOR THE FISCAL YEAR ENDED JUNE 30, 2003


                                 SEC NO. 1-5998





A. Full title of the Plan:

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                        MARSH & McLENNAN COMPANIES, INC.
                           1166 Avenue of the Americas
                             New York, NY 10036-2774

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                            MARSH & McLENNAN COMPANIES STOCK
                                                      INVESTMENT PLAN




Date: December 23, 2003                     /s/ Patricia A. Agnello
                                            ---------------------------------
                                            Authorized Representative of the
                                            Benefits Administration Committee

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

                                TABLE OF CONTENTS




                                                                   Page

Independent Auditors' Report                                        1

Statements of Net Assets Available for Benefits
as of June 30, 2003 and 2002                                        2

Statement of Changes in Net Assets Available
for Benefits for the Year Ended June 30, 2003                       3

Notes to Financial Statements                                      4-9

Supplemental Schedules:

     Schedule of Assets Held at End of Year
     as of June 30, 2003                                        Schedule I

     Schedule of Reportable Transactions for
     the Year Ended June 30, 2003                               Schedule II

Independent Auditors' Consent                                   Exhibit 23

INDEPENDENT AUDITORS' REPORT



To Marsh & McLennan Companies Benefits Administration Committee:


We have audited the accompanying statements of net assets available for benefits of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of June 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of June 30, 2003 and 2002 and the changes in net assets available for benefits for the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP


December 22, 2003
New York, NY

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       JUNE 30,
                                       --------------------------------------
                                              2003                   2002
                                       ---------------     -----------------
ASSETS:

CASH AND CASH EQUIVALENTS               $   42,649,080       $    81,330,812
                                       ---------------       ---------------

INVESTMENTS (NOTE 2)                     2,377,777,294         2,026,316,414

LOANS RECEIVABLE - PARTICIPANTS             33,365,715            29,741,672

DIVIDENDS AND INTEREST RECEIVABLE           10,892,364             9,123,029

RECEIVABLE FROM COMPANY:
  Contributions                              5,903,692             5,297,961
  Loan Repayments                                    -               612,371
                                       ---------------        --------------
                                             5,903,692             5,910,332
RECEIVABLE FOR INVESTMENTS SOLD                      -               247,293
                                       ---------------        --------------

  TOTAL ASSETS                           2,470,588,145         2,152,669,552
                                       ---------------        --------------

LIABILITIES:

PAYABLE FOR INVESTMENTS PURCHASED                    -             3,086,988
                                       ---------------        --------------

  NET ASSETS AVAILABLE FOR BENEFITS     $2,470,588,145        $2,149,582,564
                                       ===============        ==============


See notes to financial statements

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 2003




   INVESTMENT INCOME:
            Dividends                                        $      34,491,072
            Interest                                                25,227,413
            Net appreciation in fair value of investments           88,615,996
                                                          ----------------------

   NET INVESTMENT GAIN                                             148,334,481
                                                          ----------------------

   CONTRIBUTIONS
            Employer                                                52,558,164
            Employee                                               100,035,478
                                                          ----------------------

                                                                   152,593,642

   DISTRIBUTIONS TO AND WITHDRAWALS BY EMPLOYEES                  (155,054,788)

   TRANSFERS FROM OTHER PLAN (NOTE 1)                              175,132,246
                                                          ----------------------

            INCREASE IN NET ASSETS                                 321,005,581
                                                          ----------------------

   NET ASSETS AVAILABLE FOR BENEFITS:
            Beginning of year                                    2,149,582,564
                                                          ----------------------

            End of year                                       $  2,470,588,145
                                                          ======================

See notes to financial statements

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2003 and 2002

(1)    Description of the Plan
------------------------------

The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Employee Stock Ownership Plan which allows eligible participants to contribute through payroll deductions from 1% to 15% of their salary, on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as any subsidiary or affiliate of Marsh & McLennan Companies, Inc. ("MMC" or the "Company") other than Putnam Investments are eligible to contribute to the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

MMC as of January 1, 2003 matches, after one year of service, up to the first six percent of participants' before and/or after-tax contributions in the following percentages:

     o 100% for those participants age 55 or older or whose age plus years of plan participation equals at least 65.

     o    71-2/3% in all other cases.

Prior to August 1, 2003, all employee contributions and Company match were invested in the MMC Stock Fund unless the participant's age was 55 or older or their age plus years of plan participation equaled at least 65. These participants could diversify their contribution and accumulated balance among the MMC Stock Fund, a Fixed Income Fund, and various Putnam mutual funds. For all participants, the Company's matching contributions were invested the same as the participants' contributions.

The Company's matching contributions to a participant are suspended for 12 months if the participant makes certain in-service withdrawals from their Account. Employee and Company contributions are subject to certain limitations in accordance with Federal income tax regulations.

Beginning August 1, 2003, all participants may direct their future contributions on a before and/or after-tax basis into one or more of 17 investment options. Participants age 55 or older, or whose age plus years of plan participation equals at least 65, will not be required to invest their Company match in the same funds as their contributions. All other participants will continue to invest their Company match in the MMC Stock Fund. If an employee does not make an election their employee contributions will be invested in the Putnam Fixed Income Fund and their Company match will be invested in the MMC Stock Fund.

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employees are vested immediately in their contributions plus actual earnings thereon. Employees hired on or after January 1, 1998 who have an hour of service on or after July 1, 2002 vest in the Company's matching contribution as follows:
20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Forfeited nonvested accounts totaled $2,586,392 for the year ended June 30, 2003. These accounts were used to reduce future employer contributions.

In the fourth quarter of 1998, the Company consummated a business combination with Sedgwick Group plc ("Sedgwick"). Former employees of Sedgwick became eligible to participate in the Plan effective January 1, 2000. Participants' balances in the Sedgwick Savings & Investment Plan were transferred into the Plan on December 2, 2002.

Effective April 1, 2003, the trustee for the Plan is State Street Corporation. Deutsche Bank, the former trustee, sold its Defined Contribution Trustee Services. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan.

Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are paid directly by the Company.

The preceding description of the Plan provides only general information. Participants should refer to the Plan agreement and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan's provisions.

(2) Summary of Significant Accounting Policies
----------------------------------------------

Basis of accounting
-------------------
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash  and  cash  equivalents
----------------------------
Cash and cash equivalents primarily consist of interest bearing money market investments, which are available on demand.

Investments
-----------
The common stock of Marsh & McLennan Companies, Inc. and shares of Putnam Mutual Funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices.

The Plan's Fixed Income Fund, which consists of guaranteed insurance contracts and group annuity contracts, has been presented in the financial statements at contract value, which approximates fair market value. The investments in this fund are valued at contract value, which is cost plus accrued interest, and are guaranteed by the issuing institution as to principal and interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for these investment contracts was approximately 5.5% and 6.2% for the years ended June 30, 2003 and 2002. There are no reserves against the value of the contract for credit risk or the issuers otherwise. For some contracts the crediting interest rates are reset on periodic basis in accordance with the terms of the individual contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

The following table presents the market values of investments that represent 5% or more of the Plan's net assets at the end of the plan-year:

                                                            June 30,
                                              ----------------------------------
                                                   2003                 2002
                                              ---------------     --------------

Marsh & McLennan Companies common stock        $1,478,910,238     $1,315,391,574
                                              ===============    ===============

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                        Year Ended June 30,
                                   ----------------------------
                                               2003
                                   ----------------------------

        Common Stock                               $87,090,785
        Fixed Income                                   717,191
        Mutual Funds                                   808,020
                                   ----------------------------
                                                   $88,615,996
                                   ============================

Prior to August 1, 2003, the plan offered a program that was both participant and non-participant directed. All non-participant directed contributions were invested in the Marsh & McLennan Companies Stock Fund. The net assets as of June 30, 2003 and 2002 and changes in net assets relating to the Company stock fund for the year ended June 30, 2003 are as follows:

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        June 30, 2003           June 30, 2002
                                        --------------        ----------------
ASSETS:

CASH AND CASH EQUIVALENTS              $   10,346,821         $    20,062,259

COMMON STOCK                            1,478,910,238           1,315,391,574

DIVIDENDS AND INTEREST RECEIVABLE           8,984,012               7,675,965

RECEIVABLE FROM COMPANY
 Contributions                              5,447,704               4,893,804
 Loan repayments                                    -                 574,918
                                        ---------------         -------------

                                            5,447,704               5,468,722
                                        ---------------         -------------
INTER-FUND RECEIVABLE                               -                  28,580
                                        ---------------         -------------
    TOTAL ASSETS                        1,503,688,775           1,348,627,100
                                        ---------------         -------------

LIABILITIES:

PAYABLE FOR INVESTMENTS PURCHASED                   -               1,292,674
                                        ---------------         -------------

    TOTAL LIABILITIES                               -               1,292,674
                                        ---------------         -------------


NET ASSETS AVAILABLE FOR BENEFITS      $1,503,688,775          $1,347,334,426
                                       ================       ===============

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                        June 30, 2003
                                                    -------------------

INVESTMENT INCOME:
  Dividends                                         $     32,664,009
  Interest                                                   291,002
  Net appreciation in fair value of investments           87,090,785
                                                    --------------------

NET INVESTMENT GAIN                                      120,045,796
                                                    --------------------

CONTRIBUTIONS:
  Employer                                                48,125,564
  Employee                                                86,098,168
                                                    --------------------
                                                         134,223,732
                                                    --------------------

DISTRIBUTIONS TO AND WITHDRAWALS BY EMPLOYEES            (76,167,958)
                                                    --------------------

TRANFERS BETWEEN FUNDS                                   (38,211,737)
                                                    --------------------

TRANSFERS FROM OTHER PLAN                                 16,464,516
                                                    --------------------

TOTAL INCREASE                                           156,354,349
                                                    --------------------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    1,347,334,426
                                                    --------------------

  End of year                                         $1,503,688,775
                                                    ====================

(3) Related party transactions
------------------------------

The Putnam Investors Fund, Inc., the Putnam Fund for Growth & Income, the Putnam Voyager Fund, the Putnam Global Growth Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund and the Putnam Bond Index Fund are managed by Putnam Investments, LLC, a majority owned subsidiary of the Company. Investments in institutional funds managed by Putnam at June 30, 2003 amounted to $458,130,983.

(4) Loans receivable-participants
---------------------------------

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of their Plan account. Outstanding loans, which are secured by the participants' interest in the Plan are repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to their Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

New loans to participants amounted to $15,073,519 and $13,437,974 for the years ended June 30, 2003 and 2002, respectively, and repayments from participants, including interest, amounted to $15,515,206 and $15,007,677 respectively.

(5) Income Tax Status
---------------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(6) Payment of Benefits
-----------------------

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $3,236,701 at June 30, 2003. These amounts have not been recorded as liabilities in the accompanying financial statements.

(7) Supporting Schedules
------------------------

The detail of assets  held for  investment  as of June 30,  2003 is  provided on
Schedule I.

The summary of transactions occurring during the year ended June 30, 2003 representing more than 5% of the Plan's net assets as of July 1, 2002 is reportable under the Department of Labor Regulation 2520.103-6 and is presented on Schedule II.

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(8) Plan Termination
--------------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.


                                        MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
                                                   SUPPLEMENTAL SCHEDULE I
                                          SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2003

 PRINCIPAL AMOUNT OR NUMBER
          OF SHARES                                                                                      2003
------------------------------                                                        --------------------------------------
            2003                                                                           COST                   MARKET
------------------------------                                                        ---------------         --------------


                               COMMON STOCK:
             28,958,493        MARSH & McLENNAN COMPANIES, INC.                        $ 630,346,386          $1,478,910,238

                               MUTUAL FUNDS:
              7,240,598        PUTNAM INVESTORS FUND                                     107,134,690              70,595,827
              4,307,014        THE PUTNAM FUND FOR GROWTH AND INCOME                      80,916,291              67,404,762
              4,369,288        PUTNAM VOYAGER FUND                                        94,131,959              61,563,264
              5,076,094        PUTNAM GLOBAL GROWTH FUND                                  64,084,457              33,096,130
              1,052,475        PUTNAM NEW OPPORTUNITIES FUND                              69,706,994              34,510,644
              2,150,607        GEORGE PUTNAM FUND OF BOSTON                               36,761,166              34,065,609
              4,447,033        PUTNAM S&P 500 INDEX FUND                                 133,911,191             107,440,310
              3,663,292        PUTNAM BOND INDEX FUND                                     42,445,104              49,454,437
                                                                                      ---------------         --------------
                                                                                         629,091,852             458,130,983
                                                                                      ---------------         --------------

                               FIXED INCOME FUND:
              2,032,887        SUNAMERICA LIFE INSURANCE CO                                2,032,887               2,032,887
                               6.30% DUE JANUARY 2, 2004
            101,816,384        CIGNA                                                     101,816,384             101,816,384
                               7.07% DUE DECEMBER 30, 2005
             10,492,710        PRINCIPAL MUTUAL LIFE INSURANCE COMPANY                    10,492,710              10,492,710
                               5.38% DUE MARCH 31, 2005
             24,020,789        JACKSON NATIONAL LIFE                                      24,020,789              24,020,789
                               4.86% DUE JANUARY 2, 2007
              7,964,967        MONUMENTAL LIFE INSURANCE COMPANY                           7,964,967               7,964,967
                               5.38% DUE DECEMBER 30, 2005
             10,469,861        MONUMENTAL LIFE INSURANCE COMPANY                          10,469,861              10,469,861
                               5.13% DUE SEPTEMBER 29, 2006
             65,499,050        TRANSAMERICA LIFE INSURANCE COMPANY                        65,499,050              65,499,050
                               3.516% DUE DECEMBER 31, 2005
             11,998,410        JOHN HANCOCK LIFE INSURANCE                                11,998,410              11,998,410
                               1.96% DUE NOVEMBER 30, 2003
             14,131,931        METROPOLITAN LIFE INSURANCE                                14,131,931              14,131,931
                               6.81% DUE SEPTEMBER 30, 2003
             14,165,487        HARTFORD LIFE INSURANCE                                    14,165,487              14,165,487
                               6.92% DUE MARCH 31, 2004
             15,829,177        METROPOLITAN LIFE                                          15,829,177              15,829,177
                               5.83% DUE JUNE 30, 2004
             15,846,147        TRAVELERS INSURANCE CO                                     15,846,147              15,846,147
                               5.89% DUE SEPTEMBER 30, 2004
             11,997,493        JOHN HANCOCK INSURANCE COMPANY                             11,997,493              11,997,493
                               3.09% DUE NOVEMBER 30, 2004
             21,724,308        NEW YORK LIFE                                              21,724,308              21,724,308
                               5.09% DUE SEPTEMBER 30, 2005
             16,267,414        MONUMENTAL LIFE INSURANCE COMPANY                          16,267,414              16,267,414
                               4.99% DUE JUNE 30, 2005
             10,826,022        MONUMENTAL LIFE INSURANCE COMPANY                          10,826,022              10,826,022
                               4.88% DUE MARCH 31, 2005
             12,958,957        PRINCIPAL LIFE                                             12,958,957              12,958,957
                               5.60% DUE MARCH 31, 2006
             11,031,533        NEW YORK LIFE                                              11,031,533              11,031,533
                               5.26% DUE MARCH 31, 2004
             11,136,434        HARTFORD LIFE                                              11,136,434              11,136,434
                               5.79% DUE MARCH 31, 2005
             12,302,511        METROPOLITAN LIFE                                          12,302,511              12,302,511
                               5.95% DUE JUNE 30, 2006
             12,290,315        ALLSTATE LIFE                                              12,290,315              12,290,315
                               5.86% DUE SEPTEMBER 29, 2006
             12,962,207        HARTFORD LIFE                                              12,962,207              12,962,207
                               5.63% DUE MARCH 31, 2006
             12,971,079        MONUMENTAL LIFE INSURANCE COMPANY                          12,971,079              12,971,079
                               5.67% DUE MARCH 31, 2006
                                                                                      ---------------         --------------
                                                                                         440,736,073             440,736,073
                                                                                      ---------------         --------------

                               TOTAL INVESTMENTS                                      $1,700,174,311          $2,377,777,294
                                                                                      ===============         ==============










                                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                                           SUPPLEMENTAL SCHEDULE II
                                     SCHEDULE FOR REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED JUNE 30, 2003



                                                                     CURRENT
                                                                     VALUE OF                  NET
DESCRIPTION OF ASSET                       COST OF ASSETS            ASSETS               GAIN (LOSS)
--------------------                       --------------            --------             -----------

TRANSACTION BY ISSUE:

DEUTSCHE BANK TRUST COMPANY AMERICAS

         PYRAMID CASH TEMPORARY FUND
         INVESTMENTS
                  233   PURCHASES           $ 364,902,296        $  364,902,296    $             -
                  304   SALES                 392,842,080           392,842,080                  -

